                                                       Registration No. 33-76660

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM S-6
                       Post-Effective Amendment No.7 to
                         Registration Statement Under
                          THE SECURITIES ACT OF 1933


                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U
                             (Exact name of trust)

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                              JOHN HANCOCK PLACE
                             200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                            RONALD J. BOCAGE, ESQ.
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                             200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02117
               (Name and complete address of agent for service)
                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        FREEDMAN, LEVY, KROLL & SIMONDS
                         1050 CONNECTICUT AVENUE, N.W.
                            WASHINGTON, D.C. 20036


It is proposed that this filing become effective(check appropriate box)

/ / immediately upon filing pursuant to paragraph (b) of Rule 485
/ / on (date) pursuant to paragraph (b) of Rule 485
/X/ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
/ / on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate check the following box

/ / this post-effective amendment designates a new effective date for a previously filed amendment

Pursuant to the provisions of Rule 24f-2, Registrant has registered an indefinite amount of the securities being offered and filed its Notice for fiscal year 1998 pursuant to Rule 24f-2 on March 23, 1999.

                             CROSS-REFERENCE TABLE

Form N-8B-2
Item                  Caption in Prospectus
----                  ---------------------

1 Additional Information - How we support the policy and investment options - Separate Account U

2                     Cover Page

3                     Not Applicable

4                     Additional Information - How we market the policies

5,6 Additional Information - How we support the policy and investment options - Separate Account U

7, 8, 9               Not Applicable

10(a), (b), (c), (d)  Basic Information - How can you access your investment in the policy?; "Basic Information - How can you change your policy's investment allocations?; "Basic Information - Who owns the policy?

10(e) Basic Information - Is there a minimum amount you must invest?

10(f) Additional Information - Voting privileges that you will have

10(g), (h)            Additional Information - Changes that we can make as to
                      your policy

10(i)                 Not Applicable

11, 12                Cover Page

13 Basic Information - What charges will we deduct from your investment in the policy?; Basic Information - What charges will the Trusts deduct from your investment in the policy?; Basic Information - What other changes could we impose in the future?

14, 15 Additional Information - Procedures for issuance of a policy; Additional Information - How we process certain policy transactions

16 Additional Information - How we support the policy and investment options

Form N-8B-2
Item                Caption in Prospectus
----                ---------------------

17 Basic Information - How do you communicate with us?; Basic Information - Is there a minimum amount you must invest?; Additional Information - Effect of policy loans

18 Basic Information - How will the value of my investment in the policy change over time; Additional Information - How we support the policy and investment options

19                  Additional Information - Reports that you will receive

20                  Not Applicable

21 Basic Information - How can you access your investment in the policy?; Additional
                    Information - Effects of policy loans

22,23               Not Applicable

24 Additional Information - Adjustments we make to death benefits

25                  Additional Information - Description of  us

26 Basic Information - What charges will we deduct from your investment in the policy?; Basic Information - What charges will the Trusts deduct from your investment in the policy?

27                  Additional Information - Reports that you will receive

28                  Additional Information - List of Our Directors and
                    Executive Officers

29                  Additional Information - Description of us

30, 31, 32, 33, 34  Not Applicable

35                  Additional Information - Description of us

36, 37              Not Applicable

38,39               Additional Information - How we market the policies

Form N-8B-2
Item                         Caption in Prospectus
----                         ---------------------

40                           Not Applicable

41(a)                        Additional Information - How we market the policies

41(b), (c), (d)              Not Applicable

42, 43                       Not Applicable

44 Additional Information - How we support the policy and investment options - Separate Account U

45                           Not Applicable

46, 47 Additional Information - How we support the policy and investment options - Separate Account U; Additional Information - When we pay policy proceeds

48, 49, 50                   Not Applicable

51(a) - (f)                  Cover Page; Basic Information - What is the policy?

51(g) Basic Information - How can you invest money in the policy?; Basic Information - Is there
                             a  minimum   amount  you  must invest?

51(h) - (j)                  Not Applicable

52 Additional Information - Changes that we can make as to your policy

53(a) Cover Page; Additional Information - How we support the policy and investment options

53(b), 54, 55, 56            Not Applicable

57, 58, 59                   Not Applicable

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                       REPRESENTATION OF REASONABLENESS

     John Hancock Variable Life Insurance Company ("JHVLICO") represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                     UNDERTAKING REGARDING INDEMNIFICATION

     Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-Reference Table.
The prospectus consisting of __ pages.
The undertaking to file reports.
The representation of reasonableness
The undertaking regarding indemnification.
The signatures.

The following exhibits:

1. A. (1) JHVLICO Board Resolution establishing the separate account included in account included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement, filed March 5, 1996.

        (2)  Not applicable
        (3)  Distributing Contracts

             (a) Form of Distribution and Servicing Agreement by and among Signator Investors, Inc. (formerly known as "John Hancock Distributors, Inc."), John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company") and John Hancock Variable Life Insurance Company incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed on April 18, 1997.

             (b) Specimen Variable Contracts Selling Agreement between John Hancock and selling broker-dealers, incorporated by reference from Pre- Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed on April 18, 1997.

             (c) Schedule of Sales Commissions included in Exhibit 1.A.(3)(a) above.

        (4)  Not applicable

        (5)  Form of variable life insurance policy (Filed herewith).

        (6) Certificate of Incorporation and By-Laws of John Hancock Variable Life Insurance Company included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement, filed March 5, 1996.

        (7)  Not Applicable.

        (8)  Not Applicable.

        (9)  Not Applicable.

        (10) Form of application for Policy included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement, filed March 5, 1996.

        (11) Not Applicable. The Registrant invests only in shares of open-end Funds.

2.   Included as exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered, included in Pre-Effective Amendment No. 1 to this Form S-6 Registration Statement filed August 30, 1994.

4.   Not Applicable

5.   Not Applicable

6.   Opinion and consent of actuary (to be filed by amendment)

7.   Consent of independent auditors (to be filed by amendment)

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for the policies pursuant to Rule 6e- 3(T)(b)(12)(iii), included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement, filed March 5, 1996.

9. Powers of attorney for Tomlinson, D'Alessandro, Luddy, Lee, Reitano, and Paster included in Post-Effective Amendment No. 2 to this Form S-6 Registration Statement, filed March 5, 1996.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Life Account U, has duly caused this Post- Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 11th day of February, 2000.

                                JOHN HANCOCK VARIABLE LIFE ACCOUNT U
                                             (Registrant)

                                By John Hancock Variable Life Insurance Company
                                             (Depositor)

(SEAL)                                 By    /s/ Michele G. Van Leer
                                             -----------------------
                                             Michele G. Van Leer
                                             President



Attest: /s/ Peter Scavongelli
        ----------------------
        Peter Scavongelli
        Secretary

     Pursuant to the requirements or the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.


      Signature                              Title                               Date
/s/ Michele G. Van Leer          Vice-Chairman of the Board and
 -----------------------         President (Acting Principal Executive     February 11, 2000
Michele G. Van Leer              Officer)
For herself and as
 Attorney-in-Fact
For:
  David F. D'Alessandro          Chairman of the Board
  Robert S. Paster               Director
  Thomas J. Lee                  Director
  Joseph A. Tomlinson            Director
  Barbara L. Luddy               Director
  Robert R. Reitano              Director

/s/ Patrick F. Smith             Controller (Principal Accounting          February 11, 2000
 --------------------            Officer and Acting Principal Financial
Patrick F. Smith                 Officer)

/Ronald J. Bocage                Director                                  February 11, 2000
---------------------
 Ronald J. Bocage

                   PROSPECTUS DATED ________

                       MEDALLION VARIABLE UNIVERSAL LIFE II

                a flexible premium variable life insurance policy
                                    issued by
                   JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                                   ("JHVLICO")


  The policy provides an investment option with fixed rates of return declared by JHVLICO and the following 34 variable investment options:

VARIABLE INVESTMENT OPTION                                  MANAGED BY
--------------------------                                  ----------
--------------------------------------------------------------------------------------------------------------
Managed . . . . . . . . . .                                 Independence Investment Associates, Inc.
Growth & Income . . . . . .                                 Independence Investment Associates, Inc.
Fidelity VIP Contrafund(R).                                 Fidelity Management & Research Company
Equity Index . . . . . . . .                                State Street Global Advisors
Large Cap Value. . . . . .                                  T. Rowe Price Associates, Inc.
American Leaders Large Cap Value                            Federated Investment Management Company
Large Cap Growth . . . . . .                                Independence Investment Associates, Inc.
Large Cap Aggressive Growth                                 Alliance Capital Management L.P.
Fidelity VIP Growth. . . .                                  Fidelity Management & Research Company
AIM V.I. Value. . . . . . .                                 A I M Advisors, Inc.
Janus Aspen Global Technology                               Janus Capital Corporation
Mid Cap Value . . . . . . .                                 Neuberger Berman, LLC
Fundamental Mid Cap Growth.                                 OppenheimerFunds, Inc.
Mid Cap Growth . . . . . . .                                Janus Capital Corporation
Real Estate Equity . . . . .                                Independence Investment Associates, Inc.
Small/Mid Cap Growth. . . .                                 Wellington Management Company, LLP
Small/Mid Cap CORE . . . . .                                Goldman Sachs Asset Management
Small Cap Value . . . . . .                                 INVESCO Management & Research, Inc.
Small Cap Growth . . . . . .                                John Hancock Advisers, Inc.
MFS New Discovery. . . . .                                  MFS Investment Management(R)
Global Equity . . . . . . .                                 Scudder Kemper Investments, Inc.
Global Balanced . . . . . .                                 Brinson Partners, Inc.
Janus Aspen Worldwide Growth. . .                           Janus Capital Corporation
Templeton International - Class 2                           Templeton Investment Counsel, Inc.
International Equity Index .                                Independence International Associates, Inc.
International Opportunities                                 Rowe Price-Fleming International, Inc.
                                                            Morgan Stanley Dean Witter Investment Management
Emerging Markets Equity . .                                 Inc.
Short-Term Bond . . . . . .                                 Independence Investment Associates, Inc.
Bond Index . . . . . . . . .                                Mellon Bond Associates, LLP
Active Bond . . . . . . . .                                 John Hancock Advisers, Inc.
Core Bond. . . . . . . . .                                  Federated Investment Management Company
Global Bond . . . . . . . .                                 J.P. Morgan Investment Management, Inc.
High Yield Bond . . . . . .                                 Wellington Management Company, LLP
Money Market . . . . . . . .                                John Hancock Life Insurance Company
--------------------------------------------------------------------------------------------------------------

  The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add or delete variable investment options in the future.

  When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Declaration Trust, the John Hancock Variable Series Trust I, the AIM Variable Insurance Funds, Inc., the Templeton Variable Products Series Fund, Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, the Janus Aspen Series (Service Shares) and the MFS Variable Insurance Trust (together, "the Trusts"). In this prospectus, the investment
options of the Trusts are referred to as "funds".   In the prospectuses for the
Trusts, the investment options may be referred to as "funds", "portfolios" or "series".

  Each Trust is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Trusts. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Trust. The Trust prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                             * * * * * * * * * * * *

  Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             * * * * * * * * * * * *







                             JHVLICO SERVICING OFFICE
                             ------------------------

                 Express Delivery                    U.S. Mail
                 ----------------                    ---------

              529 Mail Street (X-4)                 P.O. Box 111
              Charlestown, MA 02129               Boston, MA 02117

                             Phone: 1-800-732-5543

                              Fax: 1-617-886-3048

                             GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It contains basic information about the policy in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page __.

     . Behind the illustrations is a section called "Additional
       Information." This section gives more details about the policy. It generally does not repeat information contained in the Basic
                      ---
       Information section. A table of contents for the Additional Information section appears on page __.

     . Behind the Additional Information section are the financial statements for us and for the Separate Account that we use for this policy. These start on page __.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page __.

  After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Trusts begin.

                                BASIC INFORMATION

  This "Basic Information" section provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                        Pages to See
--------
 .What is the policy?. . . . . . . . . . . . . . .

 .Who owns the policy?. . . . . . . . . . . . . .

 .How can you invest money in the policy?. . . . .

 .Is there a minimum amount you must invest?. . .

 .How will the value of your investment in the policy change over time?. . . . . . . . . . . . . . . . . . . .
 .What charges will we deduct from your investment in the
policy?. . . . . . . . . . . . . . . . . . . . .
 .What charges will the Trusts deduct from your investment in the policy?. . . . . . . . . . . . . . . . . . .
 .What other charges can we impose in the future?.

 .How can you change your policy's investment allocations?

 .How can you access your investment in the policy?

 .How much will we pay when the insured person dies?

 .Can you add additional benefit riders?

 .How can you change your policy's insurance coverage?

 .Can you cancel your policy after it's issued?. .

 .Can you choose the form in which we pay out policy proceeds?

 .To what extent can we vary the terms and conditions of the policies in particular cases?. . . . . . . . . .
 .How will your policy be treated for income tax purposes?

 .How do you communicate with us?. . . . . . . . .


 WHAT IS THE POLICY?

  The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected.

  While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various investment options

     . Borrow or withdraw amounts you have in the investment options

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

  Most of these options are subject to limits that are explained later in this prospectus.

 WHO OWNS THE POLICY?

  That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

 HOW CAN YOU INVEST MONEY IN THE POLICY?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements begins on page __. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

  In no event, however, will we refuse to accept any premium necessary to prevent the policy or the guaranteed death benefit feature from terminating.

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Variable Life Insurance Company." Premiums after the first must be sent to the JHVLICO Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

  We will also accept premiums:

     . by wire or by exchange from another insurance company,

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or
              -------

     . if we agree to it, through a salary deduction plan with your employer.

  You can obtain information on these other methods of premium payment by contacting your JHVLICO representative or by contacting the JHVLICO Life Servicing Office.

 IS THERE A MINIMUM AMOUNT YOU MUST INVEST?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed death benefit feature" below).

Guaranteed death benefit feature

  This feature guarantees that your Basic Sum Insured will not terminate (i.e., lapse), regardless of adverse investment performance, if on each "testing date" the amount of cumulative premiums you have paid (less all withdrawals from the policy and all outstanding loans) equals or exceeds the sum of all Guaranteed Death Benefit Premium ("GDB Premium") due to date. If the Guaranteed Death Benefit test is not satisfied on any grace period testing date, the guaranteed death benefit feature will not be "in effect" on that date. We currently test on a quarterly basis, but reserve the right to test on each monthly deduction date. (The term "monthly deduction date" is defined on page __ under "Procedures for issuance of a policy".)

  Your policy will show two types of GDB Premium:

     . Age 65/10 Year GDB Premium - is used on each testing date until the policy anniversary nearest the insured person's 65th birthday (or, if longer, until the 10th policy anniversary). The GDB premium that is "due" during this period is equal to the Age 65/10 Year GDB Premium times the number of elapsed policy months on a testing date.

     . Age 100 GDB Premium - is used on each testing date that occurs on and after the policy anniversary nearest the insured person's 65th birthday (or on and after the 10th policy anniversary) until the policy anniversary nearest the insured person's 100th birthday. The GDB premium that is "due" during this period is equal to the number of elapsed policy months on the testing date, measured from the Date of Issue, times the Age 100 GDB Premium.

  The Age 100 Year GDB Premium is higher than the Age 65/10 Year GDB Premium, but neither will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code.

 The guaranteed death benefit feature applies only to the Basic Sum Insured in effect when we issue the policy. It does not apply to any amount of Additional
                                         ---
Sum Insured and it will not be in effect if you increase the Basic Sum Insured
                        ---
(see "How much will we pay when the insured person dies?" on page __). The amount of the Basic Sum Insured that is guaranteed will be reduced to the extent that we pay it to you under a living care or life-time care additional benefit rider while the insured is living (see "Can you add additional benefit riders?" on page __). If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

Lapse and Reinstatement

  Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can lapse for failure to pay charges due under the policy. If the guaranteed death benefit feature is in effect, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) will lapse if the policy's surrender value is not sufficient to pay the charges on a grace period test date. If the guaranteed death benefit feature is not in effect, the
                                                             ---
entire policy will lapse if the policy's surrender value is not sufficient to pay the charges on a grace period test date. In either case, we will notify you of how much you will need to pay to keep the Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make these payments. If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) or your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 3 years from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed death benefit is not in effect and the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During a grace period, you cannot make a partial withdrawal or policy loan. How will the value of your investment in the policy change over time?

  From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply for the first 20 days after your policy becomes effective. (See "Commencement of investment performance" beginning on page __.)

  Over time, the amount you've invested in any variable investment option will
                                               --------
increase or decrease the same as if you had invested the same amount directly in the corresponding fund of one of the Trusts and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will we deduct from your investment in the policy?" below.

  The amount you've invested in the fixed investment option will earn interest
                                    -----
at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be
                                                                         ---
subject to the asset-based risk charge described on page _. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

  At any time, the "account value" of your policy is equal to:

     . the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     . minus all charges we deduct, and

     . minus all withdrawals you have made.

  If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page __.

 WHAT CHARGES WILL WE DEDUCT FROM YOUR INVESTMENT IN THE POLICY?

Deductions from premium payments

 . Premium tax charge - A charge to cover state premium taxes we currently
 --------------------
  expect to pay, on average. This charge is currently 2.35% of each premium.

 . DAC tax charge - A charge to cover the increased Federal income tax
 ----------------
  burden that we currently expect will result from receipt of premiums. This charge is currently 1.25% of each premium.

 . Premium sales charge - A charge to help defray our sales costs. The
 ----------------------
  charge is 4% of a certain portion of the premium you pay. The portion of each year's premium that is subject to the charge is called the "Target Premium". It's determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy. We currently waive one half of this charge for policies with a Total Sum Insured (excluding any Premium Cost Recovery Benefit) of $250,000 or higher, but continuation of that waiver is not guaranteed. Also, we currently intend to stop making this charge on premiums received after the 10th policy year, but this is not guaranteed either. Because policies of this type were first offered for sale in ___, no termination of this charge has yet occurred.

Deductions from account value

 . Issue charge - A monthly charge to help defray our administrative costs.
 --------------
  This is a flat dollar charge of $20 and is deducted only during the first policy year.

 . Maintenance charge - A monthly charge to help defray our administrative
 --------------------
  costs. This is a flat dollar charge of up to $8 (currently $6).

 . Insurance charge - A monthly charge for the cost of insurance. To
 ------------------
  determine the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table and the ratio of Basic Sum Insured to Additional Sum Insured on the date we issue your policy. The table in your policy will show the maximum
                                                                    -------
  cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) We currently apply three "bands" of insurance rates, based on a policy's Total Sum Insured (excluding any Premium Cost Recovery Benefit) on the date of issue, but continuation of that practice is not guaranteed. The lowest band of rates is for policies of $1 million or more, next lower for policies between $250,000 to $999,999, and the highest band is for policies between $100,000 to $249,999.

 . Extra mortality charge - A monthly charge specified in your policy for
 ------------------------
  additional mortality risk if the insured person is subject to certain types of special insurance risk.

 . Asset-based risk charge - A monthly charge for mortality and expense
 -------------------------
  risks we assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The current
                             --------
  percentages are .050% for policy years 1 - 10, .035% for policy year 11, decreasing by .001% each year thereafter through policy year 28, and .017% for policy year 29 and each policy year thereafter. These percentages equate to effective annual rates of .60% for policy years 1 - 10, .40% for policy year 11, grading down to .20% for policy years 29 and thereafter. The reductions after policy year 10 have not occurred yet under any policy, since no policy has been outstanding for 10 years. We guarantee that this charge will never exceed .050% of that portion of your account value allocated to variable investment options. This percentage equates to an effective annual rate of .60%. This charge does not apply to the fixed investment option.

 . Optional benefits charge - Monthly charges for certain optional insurance
 --------------------------
  benefits added to the policy by means of a rider. Some of the riders we currently offer are described under "Can you add additional benefit riders?" on page __.

 . ASI reduction charge - A charge we deduct if you decrease the Additional
 ----------------------
  Sum Insured during the first 20 policy years. A table in your policy will state the maximum rate for the charge per $1,000 of Additional Sum Insured surrendered, based on the insured person's issue age, insurance risk characteristics and (usually) gender. The rates are shown in the policy and generally range from less than $1 per $1,000 for issue age 40 or less, and increase for issue ages thereafter, to over $10 per $1,000 for issue ages after 70. We do not deduct this charge if the Additional Sum Insured is reduced because of a withdrawal of surrender value or surrender of the policy.

 . Contingent deferred sales charge ("CDSC") - A charge we deduct if the
 -------------------------------------------
  policy lapses or is surrendered within the first 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first policy year that do not exceed the first year Target Premium, as shown in the following table:

  POLICY YEAR(S)                PERCENTAGE OF FIRST YEAR TARGET PREMIUM
  --------------                ---------------------------------------

      1-5                       100%

      6                         80%

      7                         70%

      8                         60%

      9                         40%

    10                          20%

    11 and later                0%

  The above table applies only if the insured person is less than attained age 45 at issue. For older issue ages, the maximum is reached earlier and the percentage may decrease to zero in fewer than 10 policy years. Regardless of issue age, there is a further limitation on the CDSC that can be charged if surrender or lapse occurs in the second policy year.

 . Partial withdrawal charge - A charge for each partial withdrawal of
 ---------------------------
  account value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

 WHAT CHARGES WILL THE TRUSTS DEDUCT FROM YOUR INVESTMENT IN THE POLICY?

  The Trusts must pay investment management fees and other operating expenses. These fees and expenses are different for each fund of the Trusts and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select.

  For the American Leaders Cap Value fund and the Core Bond fund, all figures shown in the following table are estimates for the current fiscal year because those funds were not in operation prior to the date of this prospectus. For all of the other funds of the John Hancock Variable Series Trust I, the following table shows the management fees currently payable and other fund expenses for each fund for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999.

                                                  OTHER FUND
                                                EXPENSES AFTER     TOTAL FUND         OTHER FUND
                                  MANAGEMENT     REIMBURSEMENT   EXPENSES AFTER    EXPENSES ABSENT
           FUND NAME                  FEES            (1)         REIMBURSEMENT     REIMBURSEMENT
----------------------------------------------------------------------------------------------------
Managed. . . . . . . . . .        0.32%
----------------------------------------------------------------------------------------------------
Growth & Income                   0.25%
----------------------------------------------------------------------------------------------------
 Equity Index                     0.14%
----------------------------------------------------------------------------------------------------
 Large Cap Value                  0.74%
----------------------------------------------------------------------------------------------------
 American Leaders Large Cap
  Value                           0.75%
----------------------------------------------------------------------------------------------------
 Large Cap Growth                 0.37%
----------------------------------------------------------------------------------------------------
 Large Cap Aggressive Growth      1.00%
----------------------------------------------------------------------------------------------------
 Mid Cap Value                    0.80%
----------------------------------------------------------------------------------------------------
 Fundamental Mid Cap Growth       0.85%
----------------------------------------------------------------------------------------------------
 Mid Cap Growth                   0.85%
----------------------------------------------------------------------------------------------------
 Real Estate Equity               0.60%
----------------------------------------------------------------------------------------------------
 Small/Mid Cap Growth             0.75%
----------------------------------------------------------------------------------------------------
 Small/Mid Cap CORE               0.80%
----------------------------------------------------------------------------------------------------
 Small Cap Value                  0.80%
----------------------------------------------------------------------------------------------------
 Small Cap Growth                 0.75%
----------------------------------------------------------------------------------------------------
 Global Equity                    0.90%
----------------------------------------------------------------------------------------------------
 Global Balanced                  0.85%
----------------------------------------------------------------------------------------------------
 International Equity Index       0.17%
----------------------------------------------------------------------------------------------------
 International Opportunities      0.87%
----------------------------------------------------------------------------------------------------
 Emerging Markets Equity          1.30%
----------------------------------------------------------------------------------------------------
 Short-Term Bond                  0.30%
----------------------------------------------------------------------------------------------------
 Bond Index                       0.15%
----------------------------------------------------------------------------------------------------
 Active Bond                      0.25%
----------------------------------------------------------------------------------------------------
 Core Bond                        0.65%
----------------------------------------------------------------------------------------------------
 Global Bond                      0.69%
----------------------------------------------------------------------------------------------------
 High Yield Bond                  0.65%
----------------------------------------------------------------------------------------------------
 Money Market                     0.25%
----------------------------------------------------------------------------------------------------

(1) John Hancock Life Insurance Company reimburses a fund when the fund's other operating expenses exceed 0.10% of the fund's average daily net assets.

  The following table for the funds of the Variable Insurance Products Fund and the Variable Insurance Products Fund II states the total management fee, the distribution and service fee, the other Service Class operating expense and the total annual Service Class operating expense for each fund for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999. The total class operating expenses do not reflect the effect of any reduction of certain expenses during the period.

                                                               DISTRIBUTION AND    OTHER CLASS    TOTAL CLASS
                                                 MANAGEMENT     SERVICE (12B-1)     OPERATING      OPERATING
                  FUND NAME                         FEES             FEES           EXPENSES      EXPENSES(3)
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                      0.59%

---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth                             0.59%

---------------------------------------------------------------------------------------------------------------

(2)Fidelity Management & Research Company has voluntarily agreed to reimburse the Service Class of the funds to the extent that total operating expenses (excluding interest, taxes, securities lending fees, brokerage commissions and extraordinary expenses), as a percentage of their respective average net assets, exceed 1.10% for the Contrafund and 1.60% for the Growth fund. If certain expense reductions resulting from the use of brokerage commissions and uninvested cash balances were included, the above operating expense percentages would have been reduced by 0.05% for the Contrafund and Growth fund.

  The following table for the fund of the Templeton Variable Products Series Fund shows the management fees, 12b-1 fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

                                      DISTRIBUTION AND
                        MANAGEMENT     SERVICE (12B-1)   OTHER FUND     TOTAL FUND
      FUND NAME             FEES          FEES (4)        EXPENSES       EXPENSES
------------------------------------------------------------------------------------
Templeton
International - Class   0.69%
2
------------------------------------------------------------------------------------

(3)The "Rule 12b-1 Plan" for Class 2 shares of the fund is described in the attached prospectus of the Templeton Variable Products Series Fund.

  The following table for the fund of the MFS Variable Insurance Trust shows the management fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

                                                                                                 TOTAL FUND         OTHER FUND
                                                                                OTHER FUND     EXPENSES AFTER    EXPENSES ABSENT
                                                                MANAGEMENT    EXPENSES AFTER    REIMBURSEMENT     REIMBURSEMENT
                          FUND NAME                                 FEES       REIMBURSEMENT         (5)               (6)
----------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery                                               0.90%

----------------------------------------------------------------------------------------------------------------------------------

(4)The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund.
(5)MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed to bear expense for the New Discovery fund, subject to reimbursement by the fund, such that the fund's "other fund expenses" shall not exceed 0.25% of the average daily net assets of the fund during the current fiscal year.

  The following table for the fund of the AIM Variable Insurance Funds, Inc., shows the management fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

                                                                                MANAGEMENT    OTHER FUND     TOTAL FUND
                                  FUND NAME                                         FEES       EXPENSES       EXPENSES
-------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Value                                                               0.61%
-------------------------------------------------------------------------------------------------------------------------


  The following table for the fund of the Janus Aspen Series (Service Shares) shows the management fees and other fund expenses for each fund for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999.

                          MANAGEMENT    OTHER FUND     TOTAL FUND
       FUND NAME              FEES       EXPENSES       EXPENSES
-------------------------------------------------------------------
Janus Aspen Global Technology

-------------------------------------------------------------------
Janus Aspen Worldwide Growth

-------------------------------------------------------------------

  We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.25% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in these funds. Any such payments do not, however, result in any charge to you in addition to what is disclosed in the above tables.

 WHAT OTHER CHARGES COULD WE IMPOSE IN THE FUTURE?

  Except for the premium and DAC tax charge, we currently make no charge against account value for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make such a charge. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

  We also reserve the right to increase the premium and DAC tax charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

 HOW CAN YOU CHANGE YOUR POLICY'S INVESTMENT ALLOCATIONS?

Future premium payments

  At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must equal 100% in total.

Transfers of existing account value

  You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount.

  Under our current rules, you can make transfers out of any variable investment
                                                             --------
option anytime you wish. However, transfers out of the fixed investment option
                                                       -----
are currently subject to the following restrictions:

 . You can only make such a transfer once in each policy year.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

  We reserve the right to impose limits on:

 . the minimum amount of each transfer out of the fixed investment option;

 . the maximum amount of any transfer into the fixed investment option after the second policy year; and

 . the number and frequency of transfers out of the variable investment options.

Dollar cost averaging

  This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

Rebalancing

  This is a program that automatically re-sets the percentage of your account value allocated to the variable investment options. Over time, the variations in the investment results for each variable investment option you've elected will shift the percentage allocations among them. The rebalancing program will periodically transfer your account value among the variable investment options to reestablish the preset percentages you have chosen. Rebalancing would usually result in transferring amounts from a variable investment option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transferring amounts from a variable investment option with relatively lower current investment performance to one with relatively higher current investment performance. Rebalancing and dollar cost averaging cannot be in effect at the same time.

 HOW CAN YOU ACCESS YOUR INVESTMENT IN THE POLICY?

Full surrender

  You may surrender your policy in full at any time. If you do, we will pay you the account value, less any policy loans and less any CDSC charge that then applies. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

  You may make a partial withdrawal of your surrender value at any time after the first policy year. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Unless we agree otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page __). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $100,000, or the policy's Basic Sum Insured to fall below $100,000. Under the Option A death benefit, the reduction of your account value occasioned by a partial withdrawal could cause the minimum insurance amount to become less than your Total Sum Insured (see "How much will we pay when the insured person dies?" on page _). If that happens, we will automatically reduce your Total Sum Insured. The calculation of that reduction is explained in the policy, and will be implemented by first reducing any Additional Sum Insured in effect. If the reduction in Total Sum Insured would cause your policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the partial withdrawal.

Policy loans

  You may borrow from your policy at any time after it has been in effect for 1 year by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. The maximum amount you can borrow is determined as follows:

     . We first determine the surrender value of your policy.

     . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

     . We then multiply the resulting amount by.75% in policy years 1 through 10, .50% in policy years 11 through 20, and .25% thereafter.

     . We then subtract the third item above from the second item above.

  The minimum amount of each loan is $300. The interest charged on any loan is an effective annual rate of 4.75% in the first 10 policy years, 4.50% in policy years 11 through 20, and 4.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

  You can repay all or part of a loan at any time. Unless we agree otherwise, each repayment will be allocated among the investment options as follows:

     . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

     . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

 HOW MUCH WILL WE PAY WHEN THE INSURED PERSON DIES?

   In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Sum Insured" of insurance. Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. The maximum amount of Additional Sum Insured you can have when we issue the policy is generally limited to 400% of the Basic Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page __.

  When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

     . Option A - The death benefit will equal the greater of (1) the Total
       Sum Insured or (2) the minimum insurance amount under the "guideline premium and cash value corridor test" or under the "cash value accumulation test" (as described below).

     . Option B - The death benefit will equal the greater of (1) the Total
       Sum Insured amount plus your policy's account value on the date of death, or (2) the minimum insurance amount under the "guideline premium and cash value corridor test".

  For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

  In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - -the "guideline premium and cash value corridor test" and the "cash value accumulation test."
 When you elect the Option A death benefit, you must elect which test you wish to have applied. If you elect the Option B death benefit, the guideline premium and cash value corridor test will automatically be applied. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the "guideline premium and cash value corridor test." The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each age will appear in the policy. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "death benefit factor" applicable on that date. The death benefit factors are derived by applying the "cash value accumulation test." The death benefit factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

  As noted above, you have to elect which test will be applied if you elect the Option A death benefit. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page __). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the insured person reaches 100

  On the policy anniversary nearest the insured person's 100th birthday, the death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) will cease to apply. Also, we will stop deducting any monthly charges (other than the asset-based risk charge) and will stop accepting any premium payments.

  In the next section, we describe an optional Age 100 Waiver of Charges Rider that provides for continuation of the Total Sum Insured after the insured person reaches 100.

 CAN YOU ADD ADDITIONAL BENEFIT RIDERS?

  When you apply for a policy, you can request any of the additional benefit riders that we then make available. Availability and rider benefits may vary by state. Charges for the selected rider will generally increase the monthly deductions from your policy's account value. We may change the rates of these charges, but not above the maximum amounts that will be stated in the Policy Specifications page of your policy. Our rules and procedures will govern eligibility for the riders, or any changes to these benefits. Each rider contains specific details that you should review if you desire to choose the additional benefit. We may add to, delete from, or modify the following list of additional benefit riders:

 . Disability Waiver of Charges Rider - Provides for the waiver of monthly deductions if the insured person becomes totally and permanently disabled,
  as defined in the rider, prior to age 60.   If the insured person becomes
  totally and permanently disabled after age 60, monthly deductions are only waived until age 65. Benefits under this rider do not reduce the Guaranteed Death Benefit Premium payment requirements described on page ___that are necessary for the guaranteed death benefit feature to remain in effect.

 . Living Care Benefit Rider - Provides for an advance payment to you of a portion of the death benefit if the insured person becomes terminally ill, as defined in the rider, with death expected within 24 months. Advances under the rider are discounted for interest at the rates specified in the rider, and we may use a portion of any advance to repay loans under your policy. The maximum advance is $1,000,000.

 . Age 100 Waiver of Charges Rider - Provides for the continuation of the
  Total Sum Insured in force when the insured person attains age 100, without charge, if the policy's account value at the time is greater than the sum of 1 plus the amount of any surrender charges then existing. The monthly charge for this rider currently begins in the 6th policy year.

 . Children's Insurance Benefit Rider - Provides term insurance up through age 21 on each covered child of the insured person. A child must be more than 14 days old and less than 15 years old to begin coverage.

 . Accidental Death Benefit Rider - Provides for an additional insurance benefit if the insured person's death is due to accidental causes between the policy anniversaries nearest the insured person's 5th and 70th birthdays.

 . Deferral of Tax Charge Rider - Provides for monthly deductions from account value in lieu of the deductions from premium payments for the premium tax charge and the DAC tax charge. Each monthly deduction is based on (1)a deferral factor shown in your policy and (2) the sum of the special loan account and the account value that is allocated to the variable investment options. (The term "special loan account" is explained in "Policy Loans" on page __.) We determine the deferral factor at the time we issue a policy and anticipate that it will range from .20% to .60% per year. Monthly deductions under the rider are taken from your account value in the same manner as the other monthly deductions under your policy are taken from the variable investment options and the fixed investment option.

 . Long-Term Care Acceleration Rider - intended only for policies where the death benefit is determined under Option A and the "cash value accumulation test" described on page ___. This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person: (1) is unable to perform at least 2 activities of daily living without human assistance or has a cognitive impairment; and (2) is receiving certain qualified services described in the rider. The rider also provides a waiver of monthly deductions from the policy's account value.

  Benefits under the rider will not begin until we receive proof that the insured person qualifies and has received 100 days of long-term care service while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligibility for rider benefits.

  We determine a maximum amount of death benefit that we will advance for
  each month of qualification.   This amount, called the "Monthly Benefit"
  is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Monthly Benefit, for each day of long-term care service in a calendar month. The first 100 days of long-term care service, however, are excluded in any determination of an advance. We will recalculate the Monthly Benefit if you make a partial withdrawal of account value, or if the insured person requalifies for benefits. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy's account value. If you have a policy loan, we will use a portion of each death benefit advance to repay indebtedness.

  We will waive monthly deductions on the first monthly processing day following our approval of a request for benefits. The waiver of monthly deductions will end if we do not receive proof during any 90 day period that the insured person continues to qualify and has incurred long-term care services

  We restrict your account value's exposure to market risk when benefits are paid under the rider. We do this in several ways. First, before we begin paying any Monthly Benefit or waiving monthly deductions, we will transfer all account value from the variable investment options to the fixed
  ---
  investment option. (The amount to be transferred will be determined on the Business Day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to
                                                    ---
  transfer account value or allocate any additional premium payment to a variable investment option while rider benefits are paid or monthly deductions waived. Your participation in any of the automatic investment plans will also be suspended during this period.

  If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or existing account value in the variable investment options at the end of a 90 day "wait" period described in the rider. (The restriction on transfers from the Fixed Account described on page ___ will
  continue to apply.)   Benefits under this rider do not reduce the
  Guaranteed Death Benefit Premium payment requirements described on page ___ that may be necessary for the guaranteed death benefit feature to remain in effect after a termination of rider benefits.

  In certain marketing materials, this rider may be referred to as "CareSolutions Plus." If you purchase this rider, it is our intent that you and your immediate family will also have access to:

     . a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

     . a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

  The Long-Term Care Acceleration Rider is not available on the date of this prospectus. Although we intend to make it available to you, assuming the insured person qualifies under our then existing underwriting rules, we can provide no assurance that it will be so offered. We also reserve the right to limit your ability to select the rider if you purchased a policy prior to the date the rider first becomes available in your local jurisdiction.

 HOW CAN YOU CHANGE YOUR POLICY'S INSURANCE COVERAGE?

Increase in coverage

  You may request an increase in the Additional Sum Insured of insurance coverage to become effective on any policy anniversary (but see "Effective date of other policy transactions" on page __). Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. Unless we consent otherwise, you may not increase the Additional Sum Insured if the increase would cause the entire Additional Sum Insured to equal or exceed 800% of the Basic Sum Insured.

Decrease in coverage

  After the first policy year, you may request a reduction in the Total Sum Insured at any time, but only if:

     . the remaining Basic Sum Insured will be at least $100,000, and

     . the remaining Additional Sum Insured will not exceed 800% of the Basic Sum Insured, and

     . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

Change of death benefit option

  If the "guideline premium and cash value corridor test" applies to your policy, you may change your coverage from death benefit Option A to Option B or vice-versa on any policy anniversary, but only if there is no change in the Federal tax law test used to determine the minimum insurance amount. If you change from Option A to Option B, we will require evidence that the insured person still meets our requirements for issuing coverage. This is because such a change increases our insurance risk exposure.

   If the "cash value accumulation test" applies to your policy, you can never change to either Option A under the "guideline premium and cash value corridor test" or to Option B.

  Please read the "minimum insurance amount" starting on page __for more information about the "guideline premium and cash value corridor test" and the "cash value accumulation test."

Tax consequences

  Please read "Tax considerations" starting on page __ to learn about possible tax consequences of changing your insurance coverage under the policy.

 CAN YOU CANCEL YOUR POLICY AFTER IT'S ISSUED?

  You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     .  JHVLICO at one of the addresses shown on page 2, or

     .  the JHVLICO representative who delivered the policy to you.

  In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by JHVLICO or the Trust prior to that date. The date of cancellation will be the date of such mailing or delivery.

 CAN YOU CHOOSE THE FORM IN WHICH WE PAY OUT POLICY PROCEEDS?

Choosing a payment option

  You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

     . Option 1 - Proceeds left with us to accumulate with interest

     . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

     . Option 2B - Equal monthly payments for a specified period of time

     . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

     . Option 4 - Equal monthly payments for life with no refund

     . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

  You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

 TO WHAT EXTENT CAN WE VARY THE TERMS AND CONDITIONS OF OUR POLICIES IN PARTICULAR CASES?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to us in every state in which its policies are sold. As a result, various terms and conditions described in the prospectus may vary depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page __. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

 HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning of page __.

 HOW DO YOU COMMUNICATE WITH US?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the JHVLICO Life Servicing Office at the appropriate address shown on page 2.

  Certain requests must be made in writing and be signed and dated by you. They include the following:

     . loans, surrenders or partial withdrawals

     . transfers of account value among investment options

     . change of allocation among investment options for new premium payments

     . change of death benefit option

     . increase or decrease in Total Sum Insured

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone transaction privilege

  You should mail or express these requests to our Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to our Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Life Servicing Office or your JHVLICO representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-732-5543 or by faxing us at 1-617-886-3048. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other entities that use programmed and frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether.

       ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND
                              ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant gross annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Trust assets). After the deduction of average fees and expenses at the Trust level (as described below), the corresponding net annual rates would be -.66%, 5.30% and 11.26%, respectively. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 35 year old male standard non-smoker underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by JHVLICO will apply in each year illustrated, including the intended waiver of
                                                -
the premium sales charge after the tenth policy year and the intended reduction in the insurance charge after the twentieth policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no optional rider benefits have been elected.

  With respect to fees and expenses deducted from assets of the Trusts, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.59%, and (2) an assumed average asset charge for all other operating expenses of the Trusts equivalent to an effective annual rate of 0.07%. These rates are the arithmetic average for all funds of the Trusts that are available as investment options under this prospectus. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

  The second column of each table shows the amount you would have at the end of each Policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Basic Sum Insured, Additional Sum Insured and annual Planned Premium amount requested.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION A DEATH BENEFIT
GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
PLANNED PREMIUM:  $               *
USING CURRENT CHARGES




                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------

   1

   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45




---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION A DEATH BENEFIT
GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
PLANNED PREMIUM:  $               *
USING MAXIMUM CHARGES

                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------
   1


   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45




---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION B DEATH BENEFIT
GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
PLANNED PREMIUM:  $               *
USING CURRENT CHARGES



                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------

   1

   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45



---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION B DEATH BENEFIT
GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
PLANNED PREMIUM:  $               *
USING MAXIMUM CHARGES


                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------

   1

   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45




---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION A DEATH BENEFIT
CASH VALUE ACCUMULATION TEST
PLANNED PREMIUM:  $               *
USING CURRENT CHARGES


                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------

   1

   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45




---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

FLEXIBLE PREMIUM VARIABLE LIFE
TOTAL SUM INSURED: $100,000 (BASIC SUM INSURED OF $_______/ADDITIONAL SUM INSURED OF $____)

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK

OPTION A DEATH BENEFIT
CASH VALUE ACCUMULATION TEST
PLANNED PREMIUM:  $               *
USING MAXIMUM CHARGES*


                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------

   1

   2

   3

   4

   5

   6

   7

   8

   9

  10

  11

  12

  13

  14

  15

  16

  17

  18

  19

  20

  25

  30

  35

  40

  45




---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

                              ADDITIONAL INFORMATION

  This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 20.


CONTENTS OF THIS SECTION                                   PAGES TO SEE
------------------------                                   ------------
Description of us.........................

How we support the policy and investment options

Procedures for issuance of a policy.......

Basic Sum Insured vs. Additional Sum Insured

Commencement of investment performance....

How we process certain policy transactions

Effects of policy loans...................

Additional information about how certain policy charges
work......................................
How we market the policies................

Tax considerations........................

Reports that you will receive.............

Voting privileges that you will have......

Changes that we can make as to your policy

Adjustments we make to death benefits.....

When we pay policy proceeds...............

Other details about exercising rights and paying benefits

Legal matters.............................

Registration statement filed with the SEC.

Accounting and actuarial experts..........

Financial statements of JHVLICO and the Account

List of our Directors and Executive Officers


 DESCRIPTION OF US

  We are JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law. We are authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia. We began selling variable life insurance policies in 1980.

  We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

  We are an indirect wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. At year end 1998, John Hancock's assets were approximately $67 billion and it had invested over $380 million in JHVLICO in connection with our organization and operation. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make additional capital contributions if necessary to ensure that we maintain a positive net worth.

 HOW WE SUPPORT THE POLICY AND INVESTMENT OPTIONS

Separate Account U

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account U (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of us.

  The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding fund of one of theTrusts. New subaccounts may be added as new funds are added to the Trust and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Trusts.

  We will purchase and redeem Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of a Trust represent an interest in one of the funds of the Trust which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

  On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

 PROCEDURES FOR ISSUANCE OF A POLICY

  Generally, the policy is available with a minimum Basic Sum Insured at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 80. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

  The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Basic Sum Insured and the Additional Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page __).

  The policy will take effect only if all of the following conditions are satisfied:

 . The policy is delivered to and received by the applicant.

 . The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

  If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (because of the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

 BASIC SUM INSURED VS. ADDITIONAL SUM INSURED

  As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The amount of sales charge deducted from premiums and the amount of compensation paid to the selling insurance agent will be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed death benefit feature. Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured), the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed death benefit feature.

  Generally, you will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed death benefit feature, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance.

  Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page __).

 COMMENCEMENT OF INVESTMENT PERFORMANCE

  Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

 All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

 HOW WE PROCESS CERTAIN POLICY TRANSACTIONS

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

  (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . The tax problem resolves itself prior to the date the refund is to be made; or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

  In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

  (4) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

  Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

  We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging

   Scheduled transfers under this option may be made from the Money Market investment option to not more than nine other variable investment options. However, the amount transferred to any one investment option must be at least $100.

  Once we receive the election in form satisfactory to us at our Life Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-800-732-5543.

  Once elected, the scheduled monthly transfer option will remain in effect for so long as you have at least $2,500 of your account value in the Money Market investment option, or until we receive written notice from you of cancellation of the option or notice of the death of the insured person. The dollar cost averaging and rebalancing options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Rebalancing

  This option can be elected in the application or by sending the appropriate form to our Life Servicing Office. You must specify the frequency for rebalancing (quarterly, semi-annually or annually), the preset percentage for each variable investment option and a future beginning date. The first rebalancing will occur on the monthly deduction date that occurs on or next follows the beginning date you select.

  Once elected, rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the last surviving insured person. If you cancel rebalancing, you will have to wait 30 days before you can start it again.

  The fixed investment option does not participate in and is not affected by rebalancing.The rebalancing and dollar cost averaging options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the rebalancing program at any time.

Telephone transfers and policy loans

  Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

  The following transactions take effect on the policy anniversary on or next following the date we approve your request:

 . Additional Sum Insured increases.

 . Change of death benefit Option from A to B.

  A change from Option B to Option A is effective on the policy anniversary on or next following the date we receive the request.

  The following transactions take effect on the monthly deduction date on or next following the date we approve your request:

 . Total Sum Insured decreases

 . Reinstatements of lapsed policies

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

 EFFECTS OF POLICY LOANS

  The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

 Whenever the outstanding loan equals or exceeds the surrender value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period.

 ADDITIONAL INFORMATION ABOUT HOW CERTAIN POLICY CHARGES WORK

Sales expenses and related charges

  The sales charges (i.e., the premium sales charge and the CDSC) help to compensate us for the cost of selling our policies. (See "What charges will we deduct from your investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page __.)

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in any policy year, or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $1,000 and you paid a premium of $1,000 for ten years, you would pay total premium sales charges of $400 and be subject to a maximum CDSC of

$1,000. If you paid $2,000 every other policy year for ten policy years, you would pay total premium sales charges of only $200 and be subject to a maximum CDSC of $1,000. However, delaying the payment of Target Premiums to later policy years could increase the risk that the guaranteed death benefit feature will lapse and the account value will be insufficient to pay As a result, the policy or any Additional Sum Insured may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax consequences" beginning on page __.)

Monthly charges

  Unless we agree otherwise, we will deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.



 HOW WE MARKET THE POLICIES

  Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, Signator, JHVLICO, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts V and S, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

  Applications for policies are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. JHVLICO will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and JHVLICO reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

  The maximum commission payable to a Signator representative for selling a policy is 45% of the Target Premium paid in the first policy year, and 3% of any additional premium paid in the first policy year and thereafter. In addition, a "trail" commission is payable at the end of policy year 5 and annually each year thereafter equal to .15% of that portion of account value allocated to the variable investment options for the applicable policy year.

  Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

  The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

  Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

  The offering of the policies is intended to be continuous, but neither JHVLICO nor Signator is obligated to sell any particular amount of policies.

 TAX CONSIDERATIONS

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, the amount of any outstanding loan that was not previously considered income (as discussed below) will be treated as if it had been distributed to the owner if the policy terminates for any reason.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if the Trust failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

  Furthermore, any time there is a "material change" in an increase in the Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

 REPORTS THAT YOU WILL RECEIVE

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of the Trusts, including a list of securities held in each fund.

 VOTING PRIVILEGES THAT YOU WILL HAVE

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Trusts. We will vote the shares of each of the funds of the Trusts which are deemed attributable to variable life insurance policies at regular and special meetings of the Trusts' shareholders in accordance with instructions received from owners of such policies. Shares of the Trusts held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Trust's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of the Trust, ratification of the selection of independent auditors, approval of Trust investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

 CHANGES THAT WE CAN MAKE AS TO YOUR POLICY

Changes relating to a Trust or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, John Hancock, or an affiliate of either, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

 ADJUSTMENTS WE MAKE TO DEATH BENEFITS

  If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

 WHEN WE PAY POLICY PROCEEDS

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

 OTHER DETAILS ABOUT EXERCISING RIGHTS AND PAYING BENEFITS

Joint ownership

  If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

  You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

 LEGAL MATTERS

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

 REGISTRATION STATEMENT FILED WITH THE SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

 ACCOUNTING AND ACTUARIAL EXPERTS

  The financial statements of JHVLICO included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which appears elsewhere herein and has been included in reliance on their report given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by ______________, F.S.A.,an Actuary of JHVLICO and Second Vice President of John Hancock.

 FINANCIAL STATEMENTS OF JHVLICO AND THE ACCOUNT

  The financial statements of JHVLICO included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of JHVLICO to meet its obligations under the policies.

  In addition to those financial statements of JHVLICO and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both JHVLICO and the Account for a period subsequent to the audited financial statements.

 LIST OF OUR DIRECTORS AND EXECUTIVE OFFICERS

  The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:


Directors               Principal Occupations
---------               ---------------------
David F. D'Alessandro   Chairman of the Board and Chief Executive Officer of
                        JHVLICO; President and Chief Operating Officer, John
                        Hancock Life Insurance Company.
Michele G. Van Leer     Vice Chairman of the Board and President of JHVLICO;
                        Senior Vice President, John Hancock Life Insurance
                        Company.
Ronald J. Bocage        Director, Vice President and Counsel of JHVLICO; Vice
                        President and Counsel, John Hancock Life Insurance
                        Company.
Bruce M. Jones          Director and Vice President of JHVLICO; Vice President,
                        John Hancock Life Insurance Company.
Thomas J. Lee           Director and Vice President of JHVLICO; Vice President,
                        John Hancock Life Insurance Company.
Barbara L. Luddy        Director, Vice President and Actuary of JHVLICO; Second
                        Vice President, John Hancock Life Insurance Company.
Robert S. Paster        Director and Vice President of JHVLICO; Second Vice
                        President, John Hancock Life Insurance Company.
Robert R. Reitano       Director and Vice President of JHVLICO; Vice President,
                        John Hancock Life Insurance Company.
Joseph A. Tomlinson     Director and Vice President of JHVLICO; Vice President,
                        John Hancock Life Insurance Company.
Daniel L. Ouellette     Vice President, Marketing, of JHVLICO; Senior Vice
                        President, John Hancock Life Insurance Company.
Edward P. Dowd          Vice President, Investments, of JHVLICO; Senior Vice
                        President, John Hancock Life Insurance Company
Roger G. Nastou         Vice President, Investments, of JHVLICO; Vice
                        President, John Hancock Life Insurance Company
Todd G. Engelsen        Vice President and Illustration Actuary of JHVLICO;
                        Second Vice President, John Hancock Life Insurance
                        Company
Julie H. Indge          Treasurer of JHVLICO; Financial Officer, John Hancock
                        Life Insurance Company
Patrick F. Smith        Controller of JHVLICO; Senior Associate Controller,
                        John Hancock Life Insurance Company.
Peter H. Scavongelli    Secretary of JHVLICO; State Compliance Officer, John
                        Hancock Life Insurance Company

        [JHVLICO AND ACCOUNT FINANCIALS TO BE INSERTED HERE BY AMENDMENT]

 ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


  This index should help you locate more information about many of the important concepts in this prospectus.

 KEY WORD OR PHRASE       PAGE        KEY WORD OR PHRASE                  PAGE

Account. . . . . . . .

account value. . . . .

Additional Sum Insured

attained age. . . . .
automatic asset
 rebalancing

Basic Sum Insured. . .

beneficiary. . . . . .

business day. . . . .

changing Option A orB .
changing the Total Sum
 Insured . . . . . . .

charges. . . . . . . .

Code. . . . . . . . .

cost of insurance rates

date of issue. . . . .

death benefit. . . . .

deductions. . . . . .

dollar cost averaging.

expenses of the Trust.

fixed investment option

full surrender. . . .

fund. . . . . . . . .

grace period. . . . .
guaranteed death
 benefit feature. . .
Guaranteed Death
 Benefit Premium. . .

insurance charge. . .

insured person. . . .

investment options. .

JHVLICO. . . . . . . .

lapse. . . . . . . . .

loan. . . . . . . . .

loan interest. . . . .

maximum premiums. . .

Minimum Initial Premium
minimum insurance
 amount. . . . . . . .

minimum premiums. . .
modified endowment
 contract. . . . . . .






                                       40